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212-848-4668
212-646-4668 (Fax)

WRITER’S EMAIL ADDRESS:

ngreene@shearman.com

February 8, 2013

Via Email and EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge G II Fund, LLC (the “Company”)
(File Nos.  333-174399 and 811-22561)

Dear Ms. Browning:

This letter responds to comments that you provided on February 4, 2013 to the Company’s POS 8C filing on Form N-2 dated January 30, 2013 (the “Prospectus”).  Below, we identify your comments and offer our responses1.

We believe that the responses below address the comments that you provided on February 4, 2013 and intend to file a revised “497” version of the Prospectus along with a request that such Prospectus be declared effective as soon as practicable. We have included in our email distribution to you a blackline which reflects the revised “497” that we intend to file marked against the Company’s January 30, 2013 filing.

I.	General Comments

COMMENT: You have requested that we clarify language relating to the Company’s “thematic” investment approach. Specifically, you have asked that we include language in the “Investment Objective and Investment Program” section of the Prospectus that elaborates upon the Company’s “thematic” investment approach.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Prospectus.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

RESPONSE:  We have amended the language in the “Investment Objective and Investment Program” section of the Prospectus to include the following bolded language:

The Company seeks to implement its objectives principally through investing in investment funds (“Investment Funds”) managed by third party investment managers (“Investment Managers”) that employ a variety of alternative investment strategies. These investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets and are referred to as “alternative” strategies in contrast to the long-only, limited-leverage investment programs of conventional registered investment companies such as mutual funds. The Adviser seeks to employ a combination of a “top-down” and a “bottom-up” investment approach, with the goal of identifying attractive Investment Funds that fit into one or more investment “themes” identified by the Adviser. This opportunistic, theme-based approach will establish the focus of the Fund’s investments, which is expected to change over time based on the Adviser’s research and market sentiment.

COMMENT: You have requested that we clarify whether or not the Company may enter directly into derivatives transactions. Specifically, you have requested that, in the event that the Company plans to enter into derivatives transactions, we include additional risk disclosures relating to such transactions.

RESPONSE:  It is presently contemplated that the Company will not enter directly into derivatives transactions, and we have amended the language in the “Investment Objective and Investment Program” section of the Prospectus to include the following bolded language:

The Company may seek to gain investment exposure to certain Investment Funds or Investment Managers or to adjust market or risk exposure by entering into derivative transactions, such as total return swaps, options and futures. This Prospectus contains extensive disclosures relating to the risks and opportunities presented by various types of derivative instruments, including but not limited to futures, swaps, and options. While these instruments can be significant components of the investment programs of the Investment Funds in which the Company invests, it is presently contemplated that the Company will not enter directly into derivatives transactions. See “Types of Investments and Related Risks—Investment Related Risks—Risks of Securities Activities—Swap Agreements.”

Ms. Kimberly Browning

COMMENT: You have requested that we clarify the risks relating to concentration among a small number of Placement Agents. Specifically, you have asked that we provide additional disclosures explaining the risk to Shareholders posed by the Company’s use of a limited number of Placement Agents.

RESPONSE:  We have amended the language in the “Investment Objective and Investment Program” section of the Prospectus to include the following bolded language (removed language is reflected with a strikethrough):

There Are Risks Associated with the Composition of the Company’s Investor ~~Group~~ Base. The Company’s Shareholders are generally invested in the Company through relationships with third-party Placement Agents. These Placement Agents often recommend or have authority to make subscription or redemption decisions on behalf of Shareholders. As a result, when only a limited number of Placement Agents represents a large percentage of the Company’s Shareholders (as is currently the case), the Company’s Shareholders may be concentrated among a small number of Placement Agents and actions recommended by Placement Agents may result in significant and potentially undesirable volatility in terms of Shareholder subscription (“inflow”) or redemption (“outflow”) activity. For the same reason, it is possible that Shareholders represented by a single Placement Agent may vote substantially as a block if a matter is put to a vote of the Shareholders by the Company’s Directors.

COMMENT: You have asked that we comment supplementally regarding the Company’s approach to “asset segregation” when engaging in derivatives transactions.

RESPONSE:  We confirm that the Company acknowledges and understands the requirements imposed by Investment Company Act Release No. 10666 and certain related No-Action Letters as pertains to the segregation of Company assets subject to derivatives transactions. As noted above, it is presently contemplated that the Company will not enter directly into derivatives transactions (and nor, as context, has the Company’s predecessor investment company engaged directly in derivatives transactions at any point during the ten years since its commencement of operations). We believe this renders inapplicable the need for a detailed description of the Company’s segregation policy here or in the Prospectus, but again assure you that the Company understands its obligation should it ultimately engage in derivatives transactions and would, in that event, consider additional disclosures.

Ms. Kimberly Browning

Certain of the changes reflected above have been inserted using identical language in subsequent sections of the Prospectus. Because such subsequent changes are identical to the bolded changes above, we have not listed them separately in our responses. All changes will be reflected in the above referenced blackline, which will be marked against the Company’s January 30, 2013 POS 8C filing on Form N-2.

The Company acknowledges that should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Prospectus have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Prospectus.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Prospectus have been adequately addressed, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosures in the Prospectus.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668 or my colleague Shawn Pelsinger at (212) 848-5242.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

Christopher Hutt (an officer of the Company and the Adviser)
Shawn K. Pelsinger (S&S)